Pursuant to Rule 424(b)(3)
Registration No. 333-166633

PROSPECTUS

LightPath Technologies, Inc. 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826 (407) 382-4003 558,506 Shares of Class A Common Stock

This prospectus is part of a registration statement that relates to a public offering of up to 558,506 shares of our Class A Common Stock, $0.01 par value (the “common stock”), that were previously issued to our stockholders or are issuable upon the exercise of warrants held by certain of our stockholders (collectively, the “selling stockholders”).  Our common stock is traded on The Nasdaq Stock Market (“Nasdaq”), on the Nasdaq Capital Market, under the symbol LPTH.  The average of the high and low trade prices of the common shares as reported by Nasdaq on May 19, 2010, was $1.98 per common share.

Shares:
The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off Nasdaq, at prevailing market prices, or at privately negotiated prices. There is no underwriter with respect to this offering and each selling stockholder will determine the time of sale of shares made pursuant to this prospectus.

Proceeds:	We will not receive any of the proceeds from the sale of these shares. We will receive proceeds from the exercise of the warrants if such warrants are exercised.

Costs:
We will pay the costs relating to the registration of the shares of common stock offered by this prospectus.  The selling stockholders will be responsible for any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The information contained in this prospectus is not complete and may be changed.  These securities may not be publicly sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction in which the offer or sale is not permitted.

You should carefully consider the risk factors beginning on page 5 of this prospectus before purchasing any of the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 20, 2010.

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You should rely only upon the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement.  We have not, and the selling stockholders have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

Company Overview

LightPath Technologies, Inc. (“LightPath” or “Company” or “we”) manufactures optical components and higher level assemblies including precision molded glass aspheric optics, isolators, proprietary high performance fiber-optic collimators, GRADIUM glass lenses and other optical materials used to produce products that manipulate light, and designs, develops, manufactures and distributes optical components and assemblies utilizing advanced optical manufacturing processes. Our products are incorporated into a variety of applications by our customers in many industries, including defense products, medical devices, barcode scanners, optical data storage, hybrid fiber coax (datacom and telecom), machine vision and sensors among others. All the products that we produce enable lasers and imaging devices to do their jobs.  These products include the following:

•	Molded glass aspheres are used in various high performance optical applications;

•	Isolators prevent the back-reflection of optical signals that can degrade optical transmitter and amplifier performance whenever light must enter or exit a fiberoptic cable (“fiber”);

•	Collimators are assemblies that are used to straighten and make parallel diverging light as it exits a fiber; and

•	GRADIUM extends the performance of a spherically polished glass lens technology improving optical performance, approaching aspheric performance at a fraction of the price.

LightPath was incorporated under Delaware law in June 1992 as the successor to LightPath Technologies Limited Partnership, a New Mexico limited partnership, formed in 1989, and its predecessor, Integrated Solar Technologies Corporation, a New Mexico corporation, organized in 1985. We completed our initial public offering on February 22, 1996. From our inception in 1985 until June 1996, we were classified for financial reporting purposes as a “development stage enterprise” that engaged in basic research and development with an initial objective to improve solar energy technology. Through the years, we realized that our early discoveries had much broader application, and we expanded our focus to imaging optics applications. By 1997, our operational focus began to shift to product development and sales of GRADIUM glass lenses.

During fiscal 1998, sales of lenses to the traditional optics market continued with increases in sales of lenses used in the YAG (Yttrium-Aluminum-Garnetthe) laser market, catalog and distributor sales and lenses used in the semiconductor wafer inspection markets.  During this time, we reorganized internally and realigned our marketing efforts with the purpose of expanding our focus to include markets such as optoelectronics, photonics and solar due to the number of potential customer inquiries into the ability of GRADIUM glass to solve optoelectronic problems, specifically in the areas of fiber telecommunications in addition to the traditional optics market. In fiscal 1998, we began to explore the development of products and a strategy to enter the telecom optical components market. This strategy was built around automated production of telecom components using laser fusion and fiber attachment techniques we developed. In designing our optoelectronic devices, we focused on automation of the manufacturing process. Although many other manufacturers in this industry rely on low labor cost offshore production to control costs, we believe that automation of the manufacturing process can yield similar cost savings over the long term. Our patented laser fusion and fiber attachment techniques are highly automated, and we believe these techniques provided improved quality and flexibility to increase manufacturing capacity in response to growth in demand. Our automation theme was expanded with our fiscal 2000 acquisition of Horizon Photonics, Inc. (“Horizon”), a California corporation, that utilized automated production platforms to manufacture passive optical components for the telecommunications and data communications markets. We acquired all of the outstanding shares of Horizon for approximately 175,000 shares of our Class A common stock and $1 million in cash (an aggregate purchase price of approximately $40.2 million, based on the then-market price of our common stock). Horizon was dissolved during fiscal 2004.

In September 2000, we acquired Geltech, Inc. (“Geltech”), a Delaware corporation, that manufactured precision molded aspheric optics, which have broad applicability to numerous market segments such as medical devices, barcode scanners, optical data storage, machine vision, sensors, and environmental monitoring. Precision molded aspheric optics are also used in the active telecom components market to provide a highly efficient means to couple laser diodes to fibers or waveguides. We acquired all of the outstanding shares of Geltech for an aggregate purchase price of approximately $28.5 million, comprised of 102,842 shares of our Class A common stock (valued at $27.5 million based on the then-market price of our common stock) and approximately $1 million in acquisition costs.

During fiscal 2003, in order to reduce costs, we relocated our corporate headquarters to Orlando, Florida and reorganized our manufacturing facility there to accommodate all of the production previously performed in New Mexico for GRADIUM glass lenses and collimators as well as the isolator product line from California.  Due to the consolidation of all our product lines in Florida and the reduction in demand for telecom components, we have operated only one business segment since fiscal 2005.

In November 2005, we announced the formation of LightPath Optical Instrumentation (Shanghai) Co., Ltd, a wholly owned manufacturing subsidiary, located in Jiading, in People’s Republic of China.  Our manufacturing operations are housed in a 16,000 square foot facility located in the Jiading Industrial Zone near Shanghai.  The facility increased overall production capacity and has enabled us to compete for larger production volumes of optical components and assemblies, and strengthened partnerships within the Asia/Pacific region. It has also provided a launching point to drive our sales expansion in the Asia/Pacific region.  Our Shanghai operations produce over 95% of our molded optics for sales world wide. We continue to invest in capacity of this facility as we expand our sales into the China region. Through the investment in marketing and sales from the Shanghai facility we anticipate future growth opportunities in aspheric lens applications and further penetration into the markets in the Asia/Pacific Region with all LightPath products.

Since 2006, we have focused on leveraging our facility in Shanghai to produce lenses for high volume, lower cost applications. These applications include laser tools, laser gun sights and certain imaging applications. We have established partnerships with some of the larger OEM customers in these areas.  During this period, we have also enhanced our sales channels by adding distribution coverage in North America and Asia and adding a master distributor in Europe.  We believe we are now well positioned to take advantage of new opportunities in these areas.

Our principal offices are located at 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826.  Our telephone number is (407) 382-4003.

Overview of Offering

This prospectus relates to a public offering of up to 558,506 shares of our common stock that were previously issued to the selling stockholders or are issuable upon the exercise of warrants held by the selling stockholders.

In connection with a Securities Purchase Agreement dated as of April 8, 2010 we issued 500,911 shares of our common stock at $2.20 per share, 6,819 shares of common stock to directors and officers of the Company at $2.2325 per share, and warrants to purchase an additional 50,776 shares of our common stock at an exercise price equal to $2.48 per share (the “Warrants”).  The Warrants are exercisable for a period of five years beginning on October 8, 2010.  We received aggregate gross cash proceeds from the issuance of the common stock (exclusive of proceeds from any future exercise of the Warrants) in the amount of $1,117,000.  If the selling stockholders exercise in full their respective Warrants, we will receive additional proceeds in the amount of $125,924.

We paid a commission to the exclusive placement agent for the offering Garden State Securities, Inc. (“Garden State”), in an amount equal to $88,610 plus costs and expenses.  We also issued to Garden State and its designees warrants to purchase an aggregate of 50,773 shares of our common stock at an exercise price equal to $2.48 per share, for a five-year term beginning October 8, 2010.

The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off Nasdaq, at prevailing market prices, or at privately negotiated prices.  There is no underwriter with respect to this offering, and each selling stockholder will determine the time of sale of shares of common stock made pursuant to this prospectus.  We will not receive any of the proceeds from the sale of these shares of common stock.  We will receive proceeds from the exercise of the Warrants if such Warrants are exercised.  We will pay the costs and fees of registering the shares of common stock offered by this prospectus, which we estimate to be approximately $61,668, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

RISK FACTORS

Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus.  If any of the following risks actually occur, they could seriously harm our business, financial condition, results of operations or cash flows.  This could cause the trading price of our common stock to decline and you could lose all or part of your investment.

Risks Related To Our Business and Financial Results

Our Continuation as a Going Concern is Dependent on Attaining Profitable Operations Through Achieving Revenue Growth Targets.  As of the December 31, 2009, we had an accumulated deficit of $202.3 million.  As of the end of fiscal 2009, we had an accumulated deficit of $201.6 million.  Our ability to continue as a going concern is dependent on attaining profitable operations through achieving revenue growth targets.  We expect revenue to grow by seeking to improve gross margins and generating additional sales.

We expect margin improvements based on achievement of production efficiencies and reductions in costs. Since we have moved 95% of our precision molded optics to our Shanghai facility, we have reduced our workforce at our facility in Orlando, Florida.  Additionally in March 2009, we initiated a four day work week for our Orlando, Florida personnel.  However, in November 2009 we returned to a five day work week in Orlando, as we experienced an increase in quote activity and engineering work associated with the introduction of new lenses to support the growing revenues. We have reduced the costs for medical insurance for our employees, and we have procured more favorable prices for certain of our materials.  We have also redesigned certain of our product lines and increased sales prices for certain items.  Our current cost structure allows us to penetrate lower priced markets, specifically industrial laser tools and micro projectors, thereby generating additional sales.  Our staffing levels and facilities can support increased sales volumes of up to two times our current levels.  As our revenues grow we will be able to leverage the overhead (currently, 75% of our cost of goods are related to overhead costs) and generate higher gross margins.  These high gross margins will provide increased cash flows after some marginal increases in selling, administrative, new product development expenditures and for working capital requirements.  There is no assurance, however, that we will be able to achieve the necessary cash flows from sales growth and gross margin improvements to sustain operations.

If general market conditions stay depressed for an extended period of time and we are unable to generate sufficient sales, we will have a difficult time achieving sufficient revenue growth, thereby further jeopardizing our ability to continue as a going concern after April 30, 2011. Other factors which could adversely affect our cash balance in future quarters, and therefore our ability to continue as a going concern, include, but are not limited to, a decline in revenue either due to lower sales unit volumes or decreasing selling prices or both, our ability to order supplies from vendors due to our slow payment history, collection demands from current supplies and slow payments from our customers on accounts receivable.

We Have a Limited Amount of Cash to Fund Our Continuing Operations.  We believe the Company currently has sufficient cash to fund its operations through April 30, 2011 assuming our revenue stays at current levels and no additional sources of capital are used. The extent to which the Company can sustain its operations beyond this date will depend on our ability to generate cash from operations, increased revenues from low cost and infrared lenses or sale of non-strategic assets or from future equity or debt financing.  In the event we are unable to increase revenues or obtain additional financing, we would need to take actions such as additional restructuring of operations to reduce costs, sale of non-strategic assets or discontinuing operations altogether. Should that occur, the sale value of our assets, especially inventory, property and equipment, intellectual property and other intangible assets may be such that significant adjustments to our consolidated financial statements would be required.

Our Ability to Seek Additional Financing Is Substantially Limited.  We believe the Company has sufficient cash to fund operations through April 30, 2011. While we continue to take actions to reduce cash used in operations, there can be no assurance that we will generate sufficient cash to fund our future operations and growth strategies beyond April 30, 2011.  We will likely need to obtain additional external financing in the future.  We do not have any commitments from others to provide additional financing in the future, and there can be no assurance that any such additional financing will be available if needed or, if available will be on terms favorable to us.

Should we find it necessary to raise more capital, we may find that such funds are either not available or are available only on terms that are unfavorable to the Company in terms of cost, dilution of existing stockholders’ interests, or both.  In addition, the current terms of the documents entered into in connection with the 2008 convertible debenture and warrant offering, the 2009 common stock and warrant offering, and this offering restrict our flexibility in raising funds.  In the event that we find it necessary to raise additional funds to sustain operations and we are unable to do so, we would need to take actions such as additional restructuring of operations to reduce costs, sale of non-strategic assets or discontinuing operations altogether. Should that occur, the sale value of our assets, especially inventory, property and equipment, intellectual property and other intangible assets may be such that significant adjustments to our consolidated financial statements would be required.

We Have A History Of Losses And If We Continue To Incur Losses Our Business May Fail. We have incurred net losses of $3.8 million, $5.5 million, $2.6 million, $3.4 million, $3.5 million and $5.6 million for fiscal 2009, 2008, 2007, 2006, 2005 and 2004, respectively.  We had an accumulated deficit of $201.6 million for fiscal 2009. We expect to continue to incur significant sales and marketing, administrative and product development expenses, and, as a result, we will need to generate increased revenues to achieve profitability. Even if we achieve profitability, given the competition in our optical markets, we may not be able to sustain or increase profitability thereafter on a quarterly or annual basis. As a result, we will need to generate significantly higher revenues while containing costs and operating expenses if we are to achieve profitability.

Because Of Our Dependence On A Few Key Customers, The Loss of Any Key Customer Could Cause A Significant Decline In Our Revenues. As of March 31, 2010, sales to two customers, Crimson Trace and AMS Technologies AG individually comprised at least 12% of sales, with sales to Crimson Trace at 12% and sales to AMS Technologies AG at 14%.  In fiscal 2009 sales to two customers, Crimson Trace and ThorLabs individually comprised at least 7% of our annual sales, with sales to Crimson Trace at 9% and sales to ThorLabs at 7%. In fiscal 2008 sales to two customers, Santur and ThorLabs individually comprised at least 8% of our annual sales, with sales to Santur at 9% and sales to ThorLabs at 8%. Part of our continuing strategy in fiscal 2009 was to gain key customer relationships of more significance and impact to generate higher revenues at lower costs.  This strategy has met with some success and therefore we believe our operating results will continue to be notably dependent on sales to a relatively small number of significant customers. The loss of any of these customers, or a significant reduction in sales to any such customers, would adversely affect our revenues.

Order Cancellations And Extensions Of Product Shipment Dates By Customers Can Hinder Our Ability To Achieve Profitability. Our sales are generally made pursuant to purchase orders that are subject to cancellation, modification or rescheduling without significant penalties to our customers. In recent years, we have experienced material order cancellations and significant extensions of product shipment dates by some of our customers. If current customers stop placing orders, or unexpectedly reduce orders, we may not be able to replace these orders with orders from new customers and our ability to achieve profitability will be adversely affected. The majority of our current customers do not have any minimum purchase obligations, and they may stop placing orders with us at any time, regardless of any forecast they may have previously provided.

Our New Market Penetration Efforts Are Progressing But May Not Prove Successful. Our efforts to diversify our sales to high volume, low cost optical applications and other new market and product opportunities in multiple industries are progressing, however, our current line of products has not generated sufficient revenues to sustain our operations. While we believe our existing products are commercially viable, we anticipate the need to educate the optical components markets in order to generate market demand and market feedback may require us to further refine these products.  Expansion of our product lines and sales into new markets will require significant investment in equipment, facilities and materials.  There can be no assurance that any proposed products will be successfully developed, demonstrate desirable optical performance, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.

Some Of Our Products Have Not Been Demonstrated To Be Commercially Successful. Although our optical lens products have been accepted commercially, the benefits of the GRADIUM glass line are not widely known and must be introduced, as we can afford, in markets that we believe would benefit from the performance characteristics of GRADIUM. Many prospective customers will need to make substantial expenditures in order to redesign products to incorporate our GRADIUM lenses. There can be no assurances that potential customers will view the benefits of our products as sufficient to warrant such design expenditures.

Our collimator products have not yet achieved broad commercial acceptance; our isolator production capability and sales, while encouraging at this point, are only six years old; and some of our molded aspheres applications are new. There can be no assurance that any of these will be commercially viable products or produce significant revenues. Further, there is no assurance that any products currently existing or to be developed in the future will attain sufficient market acceptance to generate significant additional revenues that are necessary for our success. We must also satisfy industry-standard Telcordia testing on telecommunication products to meet customer requirements, as well as satisfy prospective customers that we will be able to meet their demand for quantities of products, since we may be the sole supplier and licensor. We do not have lengthy experience as a manufacturer for all our product lines and have limited financial resources. We may be unable to accomplish any one or more of the foregoing to the extent necessary to develop commercially successful market acceptance of our products.

Our Past Operating History May Hinder Our Ability To Accurately Forecast Revenues And Expenses. Although over 20 years old, LightPath has only generated significant revenues (higher than $5 million per year) since fiscal 2000. Through fiscal 1996, our primary activities were basic research and development of glass material properties. Because of this highly variable operating experience we have in the past and may in the future be unable to accurately forecast our revenues from sales of our products. Many of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenue is lower than we project. New product introductions will also result in increased operating expenses in advance of generating revenues, if any. Therefore, net losses in a given quarter could be greater than expected. Failure to accurately forecast our revenues and future operating expenses could cause quarterly fluctuations in our operating results, including cash flows, and may result in further volatility of or a decline in our stock price.

If We Are Unable To Develop And Successfully Introduce New And Enhanced Products That Meet The Needs Of Our Customers, Our Business May Fail. Our future success depends, in part, on our ability to anticipate our customers’ needs and develop products that address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with the efforts of our suppliers to rapidly achieve efficient volume production. If we fail to effectively transfer production processes, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, our net revenues may decline.

Our Sales, Gross Margins, And Market Share May Be Reduced Because of Increased Competition. Competition in optical markets in which we compete is intense. Many of our competitors are large public and private companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, the market capitalization and cash reserves of several of our competitors are much larger than ours, and, as a result, these competitors are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Such acquisitions could give our competitors further advantages. For example, if our competitors acquire any of our significant customers, these customers may reduce the amount of products they purchase from us. Alternatively, some of our competitors may spin-out new companies in the optical component and module market. These companies may compete more aggressively than their former parent companies due to their greater dependence on our markets. In addition, many of our potential competitors have significantly more established sales and customer support organizations, much greater name recognition, more extensive customer bases, more developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. Additional competitors may enter the market, and we are likely to compete with new companies in the future. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share.

We compete with manufacturers of conventional spherical lens products and aspherical lens products, producers of optical quality glass and other developers of gradient lens technology as well as telecom product manufacturers. In both the optical lens and communications markets, we are competing against, among others, established international companies, especially in Asia. Many of these companies also are primary customers for optical and communication components, and therefore have significant control over certain markets for our products. We are also aware of other companies that are attempting to develop radial gradient lens technology. There may also be others of which we are not aware that are attempting to develop axial gradient lens technology similar to our technology. There can be no assurance that existing or new competitors will not develop technologies that are superior to or more commercially acceptable than our existing and planned technologies and products.

To maintain or improve our gross margins, we must continue to reduce the manufacturing cost of our products. We continue to take actions that we anticipate will reduce the manufacturing cost of our products, including obtaining additional sources for raw materials to reduce our materials costs, establishing manufacturing capabilities in low cost regions to reduce the labor costs of our production operations and improving our processes and engaging in more competitive sourcing in order to reduce our overhead expenses. We believe these actions will allow us to make continued improvements in our profitability and cash requirements.

We Anticipate Further Reductions in the Average Selling Prices Of Our Products and Therefore Must Increase Our Sales Volumes, Reduce Our Costs and/or Introduce Higher Margin Products To Reach And Maintain Financial Stability. We have experienced decreases in the average selling prices of some of our products over the last eight years, including most of our passive component products. We anticipate that as products in the optical component and module market become more commodity-like, the average selling prices of our products will decrease in response to competitive pricing pressures, new product introductions by us or our competitors, or other factors. If we are unable to offset this anticipated decrease in our average selling prices by increasing our sales volumes or product mix, our net revenues and gross margins will decline, increasing the projected cash needed to fund operations. To address these competitive pressures, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain or improve our gross margins, our financial position may be harmed and our stock price may decline.

Because Of Our Limited Product Offerings, Our Ability To Generate Additional Revenues May Be Adversely Affected. We derive a substantial portion of our net revenues from a limited number of products. We expect that net revenues from a limited number of products will continue to account for a substantial portion of our total net revenues. Demand for these and other optical market products has declined materially in recent years. Continued and expanding market acceptance of these products is critical to our future success.  There can be no assurance that once the communication industry and general economic conditions improve, our current or new products will achieve market acceptance at the rate at which we expect, or at all, which could adversely affect our results of operations.

If We Do Not Expand Our Sales and Marketing Organization, Our Revenues May Not Increase. The sale of our products requires long and involved efforts targeted at several key departments within our prospective customers’ organizations. Sales of our products require the prolonged efforts of sales, and sometimes executive, personnel, as well as specialized systems and applications engineers working together. Currently, our sales and marketing organization is somewhat limited. We believe we will need to increase our sales force in order to increase market awareness and sales of our products.  Competition for qualified individuals remains, and we might not be able to hire the kind and number of sales and marketing personnel and applications engineers we need. If we are unable to expand our sales operations, particularly in China, we may not be able to increase market awareness or sales of our products, which would prevent us from increasing our revenues

If We Are Unable To Make Sales In A Fragmented Market Our Revenues May Not Increase. The markets for optical lenses and laser components are highly fragmented. Consequently, we will need to identify and successfully target particular market segments in which we believe we will have the most success. These efforts will require a substantial, but unknown, amount of effort and resources. The fragmented nature of the optical products market may impede our ability to achieve commercial acceptance for our products. In addition, our success will depend in great part on our ability to develop and implement a successful marketing and sales program. There can be no assurance that any marketing and sales efforts undertaken by us will be successful or will result in any significant product sales.

Our Products Have Long And Variable Sales Cycles Which Reduce Our Ability To Accurately Forecast Revenues. The timing of our revenue is difficult to predict because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped to a customer, all significant vendor obligations have been performed and collection is considered probable. Customers may view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing process.  This is particularly the case with our defense application market.  This customer evaluation and qualification process frequently results in a lengthy initial sales cycle (often up to one year). While our customers are evaluating our products and before they place an order with us, we may incur substantial sales, marketing and product development expenses to customize our products to the customer’s needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Because of the evolving nature of the optical markets, we cannot predict the length of these sales and development cycles. These long sales cycles may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could continue to cause volatility in our stock price.

Litigation May Adversely Impact Operating Results.  We may from time to time become involved in lawsuits and legal proceedings. Litigation is expensive and is subject to inherent uncertainties, and an adverse result in any such matter could adversely impact our operating results or financial condition. Additionally, any litigation to which we are subject could also require significant involvement of our senior management and may divert management’s attention from our business and operations

Sales, Political, Currency And Other Risks Associated With Our International Sales And Supply Could Negatively Impact Our Business. As of March 31, 2010, approximately 18% of our net revenues were from sales to international customers.  For fiscal 2009, approximately 28% of our net revenues were from sales to international customers and in fiscal 2008, approximately 31% of our net revenues were from sales to international customers. Our international sales will be limited if we cannot establish and/or maintain relationships with international distributors, establish foreign operations, expand international sales, and develop relationships with international service providers. Additionally, our international sales may be adversely affected if international economies weaken. We are subject to risks including the following:

•	greater difficulty in accounts receivable collection and longer collection periods;

•	the impact of recessions in economies outside the United States;

•	unexpected changes in regulatory requirements;

•	unexpected changes in foreign demand in response to exchange rate fluctuations;

•	certification requirements;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences; and

•	political and economic instability.

In November 2005, we formed LightPath Optical Instrumentation (Shanghai) Co., Ltd., a wholly owned manufacturing subsidiary, located in Jiading, People’s Republic of China, in order to expand our international production capacity and sales.  This manufacturing facility increased overall production capacity and has enabled us to compete for larger production volumes of optical components and assemblies, and strengthen partnerships within the Asia/Pacific region.  It has also provided a launching point to drive our sales expansion in the Asia/Pacific region.

While we expect our international revenues to be denominated predominantly in U.S. dollars, in the future a portion of our international revenues and expenses may be denominated in foreign currencies. Accordingly, we could experience the risks of fluctuating currencies and corresponding exchange rates.

We also source certain raw materials from outside the United States. Some of those materials, priced in non-dollar currencies, have risen in price due to the recent decline of the U.S. dollar against non-dollar-pegged currencies, especially the Euro. This lowers our margins and reduces our ability to reach positive cash flow and profitability.

Our Business Has Been Subject To Fluctuations In Quarterly Results And Continued Fluctuations Could Negatively Impact Our Stock Price. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results. Revenues and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter. For example, as a result of revenues associated with any of our key customers, any cancellation or delay in shipment of orders from a key customer could result in significant fluctuations in quarterly results. Quarterly results have also been and may continue to be affected by asset write-downs associated with communications market weakness, our headquarters and plant consolidations and other matters, including negative cash flow.

We May Issue Additional Securities With Rights Superior To Those Of Our Common Stock, Which Could Materially Limit The Ownership Rights Of Stockholders. We may offer additional debt or equity securities in private and/or public offerings in order to raise working capital or to refinance our debt. Our board of directors has the right to determine the terms and rights of any debt securities and preferred stock without obtaining the approval of the stockholders. It is possible that any debt securities or preferred stock that we sell would have terms and rights superior to those of the common stock and may be convertible into common stock. Any sale of securities could adversely affect the interests or voting rights of the holders of common stock, result in substantial dilution to existing stockholders, or adversely affect the market price of our common stock. We have no present plans to issue any convertible preferred stock or any other preferred stock.

Investors Will Incur Immediate Dilution And May Experience Further Dilution.    The offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering.  We have a substantial number of outstanding options and warrants to acquire shares of common stock and have made restricted stock grants that are not fully vested.  As of May 19, 2010, not including the warrants to be registered in the filing, we have a total of 3,643,031 shares reserved for issuance upon exercise of options, restricted stock units, and warrants that we have granted. A total of 490,098 shares are available for additional grants in our Amended and Restated Omnibus Incentive Plan. This includes, as of May 19, 2010, a total of 359,700 shares that have been granted and are outstanding under restricted stock awards. As of May 19, 2010, a total of 1,337,175 shares have been reserve for issuance upon conversion of the convertible debentures that were granted in 2008.  These shares vest and are issuable at various dates through February 2014.  63,755 of these options and 2,125,634 of the warrants are “in the money” as of May 19, 2010.  “In the money” generally means that the current market price of the common stock is above the exercise price of the shares subject to the warrant or option.  The issuance of common stock upon the exercise of these options and warrants could adversely affect the market price of the common stock or result in substantial dilution to our existing stockholders.

Our Stock Price Has Been, And May Continue To Be, Subject To Large Price Swings, Which We Are Not Able To Control. Broad market fluctuations or fluctuations in our operations may adversely affect the market price of our common stock. The market for our common stock is volatile, the bid-ask spread is often large and the trading volume and activity can be low and sporadic. The trading price of our common stock has been and will continue to be subject to:

•	volatility in the trading markets generally and in our particular market segment;

•	limited trading of our common stock;

•	significant fluctuations in response to quarterly variations in operating results;

•	announcements regarding our business or the business of our customers or competitors;

•	changes in prices of our competitors’ products and services;

•	changes in product mix;

•	changes in revenue and revenue growth rates; and

•	other events or factors.

Statements of or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could have an adverse effect on the market price of our common stock. In addition, the stock market as a whole, as well as our particular market segment, have from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many companies and which often have appeared unrelated to the operating performance of these companies. Although our shares are publicly traded on Nasdaq, the trading market for our shares can be limited. During fiscal 2009, Nasdaq-reported trading volume for our shares averaged 8,356 shares per trading day. We cannot forecast or control any material increase in the trading volume for our shares. A lack of an active trading market for our shares could negatively impact stockholders’ ability to sell their shares when they desire and the price, which they could obtain.

The Fact That We Do Not Expect To Pay Dividends May Lead To A Decreased Price For Our Stock. Our board of directors has never declared a dividend on our common stock. We are currently prohibited from declaring dividends without the prior written consent of the holders of at least 80% in principal amount of the then outstanding debentures issued on August 1, 2008.  We do not anticipate paying dividends on our common stock in the foreseeable future. Due to U.S. tax law changes in 2003, dividends may be more valuable on an after-tax basis as a component of investment return, potentially diminishing the appeal of holding our common stock. It is anticipated that our earnings, if any, will be reinvested in sales growth activities for our business.

Our Management And Principal Stockholders Control A Substantial Amount Of Our Stock And May, Therefore, Influence Our Affairs. If our management and a few principal stockholders act in concert, disposition of matters submitted to stockholders or the election of our entire board of directors may be hindered. We estimate that management, including directors, and our principal stockholders (stockholders owning more than 5% of our common stock) beneficially owned approximately 39% of all options, restricted stock units and warrants, convertible debentures and common stock outstanding as of May 19, 2010.

Our Charter Documents And Delaware Law May Inhibit A Takeover. In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of our common stock. Our Certificate of Incorporation, Bylaws and certain other agreements contain certain provisions that may discourage other persons from attempting to acquire control of us. These provisions include, but are not limited to:

•	staggered-terms of service for our board of directors;

•	the authorization of the board of directors to issue shares of undesignated preferred stock in one or more series without the specific approval of the stockholders;

•
the fact that in 1998 we adopted a stockholder rights plan and declared a dividend distribution of a right to purchase one share of Series D Participating Preferred Stock for each outstanding share of Class A common stock. The description and terms of such rights are set forth in a Rights Agreement dated as of May 1, 1998 between LightPath and Continental Stock Transfer & Trust Company, as Rights Agent (copy of the Rights Agreement and related documents are filed as Exhibit 1 to the Form 8-A for Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Exchange Act, filed on April 28, 1998).  The Right Agreement was amended on February 28, 2008 to extend the termination date through February 28, 2018;

•	the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings; and

•	the fact that special meetings of the stockholders may be called only by our Chairman, President or upon the request of a majority of our board of directors.

All of these provisions, as well as the provisions of Section 203 of the Delaware General Corporation Law (to which we are subject), could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Outstanding Warrants, Stock Options And Restricted Stock Agreements May Inhibit Our Ability To Accomplish Future Financings And Adversely Affect Our Stock Price. The existence of our outstanding warrants, options and restricted stock and the potential for sales of significant amounts of previously unregistered shares of our common stock in the public market, or the perception that such sales could occur, may adversely affect the terms on which we can obtain additional financing or the prevailing market price of our common stock. As of May 19, 2010, there were issued and outstanding:

•	8,933,741 shares of our common stock;

•	warrants issued in private placement and other transactions pursuant to which 100,000 shares of our common stock are issuable, at an exercise price of $3.20 per share;

•	warrants issued to the selling shareholders pursuant to which 292,000 shares of our common stock are issuable at an exercise price of $7.41 per share;

•	warrants issued to the selling shareholders pursuant to which 320,000 shares of our common stock are issuable at a weighted average exercise price of approximately $4.77 per share;

•	warrants issued to the selling shareholders pursuant to which 1,320,351 shares of our common stock are issuable at a weighted average exercise price of approximately $1.51 per share;

•	warrants issued to the selling shareholders pursuant to which 805,283 shares of our common stock are issuable at an exercise price of $1.73 per share;

•	convertible debentures which can convert into 1,337,175 shares;

•
outstanding options under our Amended and Restated Omnibus Incentive Plan to purchase an aggregate of 445,697 shares of our common stock, with an average exercise price of approximately $6.54 per share; and

•	restricted stock awards for 359,700 shares of our common stock that have been granted of which 184,700 have vested.

In addition, 490,098 shares of our common stock were reserved as of May 19, 2010, for issuance pursuant to future grants to be made under our Amended and Restated Omnibus Incentive Plan.

For the life of such options and warrants, the holders will have the opportunity to profit from a rise in the price of the underlying common stock, with a resulting dilution in the interest of other holders of common stock upon exercise or conversion. Further, the option and warrant holders can be expected to exercise their options and warrants at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued common stock on terms more favorable than those originally provided by such options or warrants. Of the total number of shares of common stock currently issued and outstanding, there are likely a small number of unregistered shares outstanding, other than those held by the selling stockholders, and some of those shares may be freely traded or may be traded under certain volume and other restrictions set forth in Rule 144 promulgated under the Securities Act.

The eligibility of the foregoing shares to be sold to the public, whether pursuant to an effective registration statement, Rule 144 or an exemption from the registration requirements may have a material adverse effect on the market value and trading price of our common stock, the scope or extent of which effect we cannot predict.

We Have Agreed To Certain Limitations Upon Potential Liability Of Our Directors, Which Could Prevent Recovery Of Monetary Damages. Our Certificate of Incorporation provides that directors will not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, subject to limited exceptions. Although such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in our Certificate of Incorporation could prevent the recovery of monetary damages by the Company or its stockholders.

We May Have Difficulty Obtaining Director And Officer Liability Insurance In Acceptable Amounts For Acceptable Rates. We carry insurance protecting our officers and directors and us against claims relating to the conduct of our business (“D&O insurance”). D&O insurance covers the costs incurred by companies and their management to defend against and resolve claims relating to management conduct and results of operations, such as securities class action claims. These claims are extremely expensive to defend against and resolve. Therefore we purchase and maintain D&O insurance to cover some of these costs. We pay significant premiums to acquire and maintain D&O insurance, which is provided by third-party insurers, and we agree to underwrite a portion of such exposures under the terms of these insurance coverages. In recent years the premiums we have paid for D&O insurance had increased substantially. During fiscal 2009 and 2008 we were able to renew our D&O insurance for a reduction in premium over the previous year.  We cannot assure that, in the future, we will be able to obtain what we adjudge to be sufficient director and officer liability insurance coverage at acceptable rates and with acceptable deductibles and other limitations. We have received quotes for renewal coverage which are less than the prior year.  The current coverage expires February 22, 2011.  We may be unable to pay for or we may choose not to seek as much coverage as we adjudge to be sufficient. Failure or inability to obtain such insurance, or the election to accept less than we adjudge sufficient or none at all, could materially harm our financial condition in the event that we are required to defend against and resolve any future securities class actions or other claims made against us or our management arising from the conduct of our operations. Further, obtaining such insurance in an inadequate amount or obtaining none at all may impair our future ability to retain and recruit qualified officers and directors.

Business Interruptions Could Adversely Affect Our Business. We manufacture our products at manufacturing facilities located in Orlando, Florida and Shanghai, China.  Our revenues are dependent upon the continued operation of these facilities. The Orlando facility is subject to a lease that expires in April 2015, and the Shanghai facility is subject to a lease that expires in April 2014. Our operations are vulnerable to interruption by fire, hurricane winds and rain, earthquakes, electric power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan for either facility, and we do not have a backup facility, other than the other facility, or contractual arrangements with any other manufacturers in the event of a casualty to or destruction of any facility or if any facility ceases to be available to us for any other reason.  If we are required to rebuild or relocate either of our manufacturing facilities, a substantial investment in improvements and equipment would be necessary. We carry only a limited amount of business interruption insurance, which may not sufficiently compensate us for losses that may occur. Our facilities may be subject to electrical blackouts as a consequence of a shortage of available electrical power. We currently do not have backup generators or alternate sources of power in the event of a blackout. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at such facility. Any losses or damages incurred by us as a result of blackouts, rebuilding, relocation or other business interruptions, including the aforementioned, could result in a significant delay or reduction in manufacturing and production capabilities, impair our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in reduced sales, lost revenue, and/or loss of market share, any of which could substantially harm our business and the results of operations.

As an example of this type of risk, we experienced an electric power outage at our Orlando facility caused by the storm named “Hurricane Charley” from the evening of August 13, 2004 to the morning of August 17, 2004. During this period, we were without the use of our production capacity and lost approximately six shifts of production.

Our Business Depends, In Part, Upon The Efforts Of Third Parties, Which We Can Not Control. Part of our strategy for the research, development and commercialization of certain products entails entering into various arrangements with corporate partners, OEMs, licensees and others in order to generate product sales, license fees, royalties and other funds adequate for product development or to enhance commercial prospects. We may also rely on our collaborative partners to conduct research efforts, product testing and to manufacture and market certain of our products. Although we believe that parties to any such arrangements would have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities may not be within our control. There can also be no assurance that we will be successful in establishing any such collaborative arrangements or that, if established, the parties to such arrangements will assist us in commercializing products. We have a non-exclusive agreement with a catalog company to distribute certain of our products. We have agreements with eleven foreign distributors to create markets for GRADIUM and our other products in their respective countries. There can be no assurance, however, that these parties, or any future partners, will perform their obligations as expected or that any revenue will be derived from such arrangements.

Future Acquisitions To Add To Our Product, Process Or Management Capabilities May Fail To Produce The Desired Benefits And Will Likely Be Dilutive To Existing Stockholders. We anticipate that in the future, as part of our business strategy, we may find strategic acquisitions of complementary companies, products or technologies to be desirable. In the event of any such future acquisitions, we could:

•	issue stock that would dilute our current stockholders’ percentage ownership;

•	incur debt;

•	assume liabilities; or

•	incur expenses related to in-process research and development and intangible assets.

Any future acquisitions also could involve numerous risks, including:

•	problems associated with combining the acquired operations, technologies or products;

•	unanticipated costs or liabilities;

•	diversion of management’s attention from our existing business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees, particularly those of the acquired entities.

We cannot assure that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

The Loss Of, Or Our Inability To Hire, Key Personnel Would Reduce Our Ability To Manage Our Business Effectively. Our future success depends upon the continued services of our executive and non-executive officers and other key engineering, sales, marketing, manufacturing and support personnel. Our inability to retain or attract key employees could have a material adverse effect on our business and results of operations. Our operations depend, to a great extent, upon the efforts of our management. We also depend upon our ability to attract additional members to our operations teams to support our strategy. The loss of any of these key employees would adversely affect our business.  As of May 19, 2010, we had 161 full-time equivalent employees, with 49 located in Florida and 112 located in China. We expect to continue to hire selectively in the manufacturing, engineering, sales and marketing and administrative functions to the extent consistent with our business levels. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful. Competition for highly skilled personnel is intense. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, which could adversely impact our ability to develop and sell our products.

Risks Related To The Optical Networking Industry

Sales Of Some Of Our Products Depend Upon Use Of Optical Networks To Satisfy Increased Bandwidth Requirements. The future success of this market depends on the continuing increase in the amount of data transmitted over communications networks, or bandwidth, and the growth of optical networks to meet the increased demand for bandwidth. If the internet does not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical networking products may not continue to develop. Future demand for our products is uncertain and will depend to some degree on the continued growth and upgrading of optical networks. If the growth and upgrading of optical networks does not continue, sales of some of our products may decline, which would adversely affect our revenues.

The Optical Networking Market Is Unpredictable And Characterized By Rapid Technological Changes And Evolving Standards. The optical networking market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. It is difficult to predict this market’s potential size or future growth rate. It has already gone through a virulent decline. Widespread adoption of optical networks would be helpful to our future success. Potential end-user customers who have invested substantial resources in their existing copper lines or other systems may be reluctant or slow to adopt a new approach, like optical networks. Our success in generating revenues in this emerging market will depend on, among other things:

•	maintaining and enhancing our relationships with our customers;

•	the education of potential end-user customers and network service providers about the benefits of optical networks;

•	the ability of our customer base to grow their businesses that depend on optical networks; and

•	our ability to accurately predict and develop our products to meet industry standards.

If we are unable to do any of the foregoing, or if we fail to address changing market conditions, the sales of our products may decline, which would adversely impact our revenues.

Risks Related To Manufacturing Our Products

If We Do Not Accurately Project Demand For Our Products, We Will Have Excess Manufacturing Capacity Or Insufficient Manufacturing Capacity Which Can Adversely Affect Our Financial Results. We currently manufacture our products in our facility located in Orlando, Florida, and in our manufacturing facility located in the Jiading Industrial Zone near Shanghai in the People’s Republic of China.  Our facility in Shanghai is owned by LightPath Optical Instrumentation (Shanghai) Co., Ltd, our wholly owned subsidiary. Based on uncertainty in global economic conditions and particularly in our telecommunication market based products, we believe lower demand for various products will continue through fiscal 2010. We intend to continue to operate at a “right-sized” production level during fiscal 2010 while retaining flexibility to meet demand if it should increase in the near future.

Our Failure To Accurately Forecast Material Requirements Could Cause Us To Incur Additional Costs, Have Excess Inventories Or Have Insufficient Materials To Build Our Products. We primarily use forecasts based on actual or anticipated product orders to determine our materials requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary materials. Lead times for materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the materials at a given time. If we overestimate our material requirements, we may have excess inventory, which would increase our costs. If we underestimate our material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our results of operations. Additionally, in order to avoid excess material inventories we may incur cancellation charges associated with modifying existing purchase orders with our vendors.

If We Do Not Achieve Acceptable Manufacturing Yields Or Sufficient Product Reliability, Our Ability To Ship Products To Our Customers Could Be Delayed. The manufacture of our products involves complex and precise processes. Our manufacturing costs for several products are relatively fixed, and, thus, manufacturing yields are critical to our results of operations. Changes in our manufacturing processes or those of our suppliers, or the use of defective materials, could significantly reduce our manufacturing yields and product reliability. In addition, we may experience manufacturing delays and reduced manufacturing yields upon introducing new products to our manufacturing lines. We may experience lower than targeted product yields in the future which could adversely affect our operating results.

If Our Customers Do Not Qualify Our Manufacturing Lines For Volume Shipments, Our Operating Results Could Suffer. Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Customers may require that we be registered under international quality standards, such as ISO 9001. This customer qualification process determines whether our manufacturing lines meet the customers’ quality, performance and reliability standards. If there are delays in qualification of our products, our customers may drop the product from a long-term supply program, which would result in significant lost revenue opportunity over the term of that program.

We Depend On Single Or Limited Source Suppliers For Some Of The Key Materials Or Process Steps In Our Products, Which Makes Us Susceptible To Supply Shortages, Poor Performance Or Price Fluctuations. We currently purchase several key materials or have outside vendors perform process steps, such as lens coatings, used in or during the manufacture of our products from single or limited source suppliers. We may fail to obtain required materials or services in a timely manner in the future, or could experience further delays from evaluating and testing the products or services of these potential alternative suppliers. The decline in demand in the telecommunications equipment industry may have adversely impacted the financial condition of certain of our suppliers, some of whom have limited financial resources. We have in the past, and may in the future, be required to provide advance payments in order to secure key materials from financially limited suppliers. Financial or other difficulties faced by these suppliers could limit the availability of key components or materials. Additionally, financial difficulties could impair our ability to recover advances made to these suppliers. Any interruption or delay in the supply of any of these materials or services, or the inability to obtain these materials or services from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders, negatively affecting our business.

Our Products May Contain Unknown Defects Which Would Adversely Affect Our Business. Some of our products are designed to be deployed in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Our fiber optic products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products often are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

•	loss of customers;

•	damage to our brand reputation;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development and engineering resources; and

•	legal actions by our customers or third parties.

The occurrence of any one or more of the foregoing factors could cause our net revenues to decline or otherwise have an adverse effect on our business.

We Face Product Liability Risks Which Could Adversely Affect Our Business. The sale of our optical products involves the inherent risk of product liability claims by others. We do not currently maintain product liability insurance coverage. Product liability insurance is expensive, subject to various coverage exclusions and may not be obtainable on terms acceptable to us if we decide to procure such insurance in the future. Moreover, the amount and scope of any coverage may be inadequate to protect us in the event that a product liability claim is successfully asserted. Should any such claim be asserted and successfully litigated by an adverse party, there could be a material adverse effect to our financial position and results of operations.

Risks Related To Our Intellectual Property

If We Are Unable To Protect And Enforce Our Intellectual Property Rights, We May Be Unable To Compete Effectively. We believe that our patents and other intellectual property rights are important to our success and our competitive position, and we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we have devoted substantial resources to the establishment and protection of our intellectual property rights, the actions taken by us may be inadequate to prevent imitation or improper use of our products by others or to prevent others from claiming violations of their intellectual property rights by us.

In addition, we cannot assure that our patent applications will be approved, that any patents that we may be issued will protect our intellectual property or that third parties will not challenge any issued patents. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We also rely on confidentiality procedures and contractual provisions with our employees, consultants and corporate partners to protect our proprietary rights, but we cannot assure the compliance by such parties with their confidentiality obligations, which could be very time consuming and expensive to enforce.

It may be necessary to litigate to enforce our patents, copyrights, and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation can be time consuming, distracting to management, expensive and difficult to predict. Our failure to protect or enforce our intellectual property could have an adverse effect on our business, financial condition, prospects and results of operation.

We Do Not Have Patent Protection For Our Formulas And Processes, And A Loss Of Ownership Of Any Of Our Formulas And Processes Would Negatively Impact Our Business. We believe that we own our formulas and processes. However, we have not sought, and do not intend to seek, patent protection for all of our formulas and processes. Instead, we rely on the complexity of our formulas and processes, trade secrecy laws, and employee confidentiality agreements. However, we cannot assure you that other companies will not acquire our confidential information or trade secrets or will not independently develop equivalent or superior products or technology and obtain patent or similar rights. Although we believe that our formulas and processes have been independently developed and do not infringe the patents or rights of others, a variety of components of our processes could infringe existing or future patents, in which event we may be required to modify our processes or obtain a license. We cannot assure you that we will be able to do so in a timely manner or upon acceptable terms and conditions and the failure to do either of the foregoing would negatively affect our business, results of operations, financial condition and cash flows.

We May Become Involved In Intellectual Property Disputes And Litigation Which Could Adversely Affect Our Business. We anticipate based on the size and sophistication of our competitors and the history of rapid technological advances in our industry, that several competitors may have patent applications in progress in the United States or in foreign countries that, if issued, could relate to products similar to ours. If such patents were to be issued, the patent holders or licensees may assert infringement claims against us or claim that we have violated other intellectual property rights. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. The lawsuits, regardless of their merits, could be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following, any of which could harm our business:

•	stop selling, incorporating or using our products that use the disputed intellectual property;

•	obtain from third parties a license to sell or use the disputed technology, which license may not be available on reasonable terms, or at all; or

•	redesign our products that use the disputed intellectual property.

Necessary Licenses Of Third-Party Technology May Not Be Available To Us Or May Be Very Expensive. From time to time we may be required to license technology from third parties to develop new products or product enhancements. We can provide no assurance that third-party licenses will be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of their common stock offered by this prospectus.  We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.  We will, however, receive the exercise price of the warrants to the extent exercised by certain selling stockholders.  If the selling stockholders exercise in full their respective warrants covering an aggregate of 50,776 shares of common stock, we estimate that our net proceeds will be $125,924:

Selling Stockholder	Shares Underlying Warrants	Exercise Price	Net Proceeds
Glenn P. Meade	455	$2.48	$1,128
Louis Leeburg	455	$2.48	$1,128
Mark Grinbaum	1,000	$2.48	$2,480
J. James Gaynor	228	$2.48	$566
Michael V. Dyett	1,137	$2.48	$2,820
Berg & Berg Enterprises, LLC	45,455	$2.48	$112,728
William S. Lapp	2,046	$2.48	$5,074
TOTALS:	50,776	N/A	$125,924

We intend to use any proceeds from warrant exercises for working capital and other general corporate purposes.

DETERMINATION OF OFFERING PRICE

The price of the shares of common stock offered for sale by the selling stockholders pursuant to the terms of the offering described in this prospectus will be at prevailing market prices, or at privately negotiated prices.  Factors which are relevant to the determination of the offering price may include, but are not limited to, the market price for the shares, consideration of the amount of common stock offered for sale relative to the total number of shares of common stock outstanding, the trading history of our outstanding securities, our financial prospects, and the trading price of other companies similar to us in terms of size, operating characteristics, industry and other similar factors.

SELLING STOCKHOLDERS

The following table sets forth certain information provided to us by the selling stockholders with respect to the beneficial ownership of our common stock by the selling stockholders, as of April 8, 2010.  The following table assumes that the selling stockholders sell all of their shares; however, we are unable to determine the exact number of shares that will actually be sold. The percentage of shares beneficially owned prior to the offering is based on 8,933,741 shares outstanding at May 19, 2010, determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of May 19, 2010, through the exercise of any warrants or other right.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering		Percentage of Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Offered for Sale Hereunder (1)	Number of Shares Of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder	Percentage of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder
Glenn P. Meade	16,907		*	5,001	11,906	*
Louis Leeburg (2)	122,417		1.35%	5,001	117,416	1.30%
Mark Grinbaum	11,000		*	11,000	0	*
J. James Gaynor (3)	165,934		1.83%	2,501	163,433	1.80%
Michael V. Dyett	160,999		1.80%	12,501	148,498	1.66%
Berg & Berg Enterprises, LLC	1,670,362	(4)	18.70%	500,001	1,170,361	13.10%
William S. Lapp	76,144		*	22,501	53,643	*
Totals:	2,223,763			558,506	1,665,257

* Indicates less than one percent (1%)

(1)           Except as set forth in footnote (4) below, with respect to each of the selling stockholders the number of shares of common stock offered by sale pursuant to this prospectus equals their pro-rata amount of: (i) 507,730 shares of common stock and (ii) 50,776 shares of common stock issuable upon exercise of warrants.

(2)           Louis Leeburg is a member of the Board of Directors of the Company, and serves on the Audit Committee and Finance Committee.

(3)           J. James Gaynor is President and Chief Executive Officer of the Company, as well as a member of the Board of Directors.

(4)           Does not include 1,011,227 shares of Class A common stock with respect to which Berg & Berg Enterprises, LLC (“BBE”) may have the right to acquire in the future.  Specifically, BBE holds a debenture issued by the Company with a current principal amount of $750,000, which would be convertible into 487,013 shares of Class A common stock.  BBE also holds warrants which would be exercisable for an aggregate of 524,214 shares of Class A common stock.  However, neither BBE nor the Company is able to effect any additional conversion of the debenture or any exercise of the warrants to the extent that after giving effect to such issuance after conversion or exercise, as the case may be, BBE would beneficially own in excess of 4.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of shares issuable upon conversion or exercise of the debenture or warrants.  Given that BBE currently holds in excess of 4.99% of the issued and outstanding shares of Class A common stock, the debenture cannot be converted and the warrants cannot be exercised.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by the Company incident to the registration of the shares.  We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144, with the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person.  We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Garden State, the placement agent for the offering of the shares of common stock and the warrants to the selling stockholders, received in consideration for such services, among other things, warrants for the purchase of a total of 50,773 shares of common stock.  All of such warrants, other than warrants to purchase 12,693 shares were issued to certain of Garden State’s employees as designated by Garden State.

LEGAL MATTERS

Baker & Hostetler LLP, Orlando, Florida, has rendered an opinion that the shares of common stock offered hereby are legally issued, fully paid and non-assessable.

EXPERTS

The financial statements as of June 30, 2009 and 2008 and for each of the two years in the period ended June 30, 2009 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Cross, Fernandez & Riley, LLP,  an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

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Government Filings.  We file annual, quarterly and special reports and other information with the SEC.  You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-732-0330 for further information on the Public Reference Room.  Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

•	Stock Market. Our shares of common stock are traded on Nasdaq under the symbol LPTH.

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Information Incorporated by Reference.  The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

•
Our Annual Report on Form 10-K for the year ended June 30, 2009 (filed on September 25, 2009), which contains audited financial statements for the most recent fiscal year for which such statements have been filed.

•	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 (filed on November 5, 2009).

•	Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2009 (filed on February 4, 2010).

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (filed on May 6, 2010).

•	The description of our common stock, which is contained in our registration statement filed on Form 8-A, dated January 13, 1996.

•	Our Current Report on Form 8-K filed on August 17, 2009.

•	Our Current Report on Form 8-K filed on August 20, 2009.

•	Our Current Report on Form 8-K filed on August 27, 2009.

•	Our Current Report on Form 8-K filed on September 1, 2009.

•	Our Current Report on Form 8-K/A filed on September 4, 2009.

•	Our Current Report on Form 8-K filed on September 24, 2009.

•	Our Current Report on Form 8-K filed on October 7, 2009.

•	Our Current Report on Form 8-K filed on October 28, 2009.

•	Our Current Report on Form 8-K filed on November 5, 2009.

•	Our Current Report on Form 8-K filed on December 1, 2009.

•	Our Current Report on Form 8-K filed on January 14, 2010.

•	Our Current Report on Form 8-K filed on January 19, 2010.

•	Our Current Report on Form 8-K filed on January 21, 2010.

•	Our Current Report (2) on Form 8-K filed on February 4, 2010.

•	Our Current Report on Form 8-K filed on February 16, 2010.

•	Our Current Report on Form 8-K filed on March 1, 2010.

•	Our Current Report on Form 8-K filed on April 6, 2010.

•	Our Current Report on Form 8-K filed on April 9, 2010, as amended on April 9, 2010.

•	Our Current Report on Form 8-K filed on April 20, 2010.

You may request free copies of these filings by writing, telephoning or contacting us at the following:

Investor Relations Department
LightPath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, Florida 32826
(407) 382-4003
email: invrel@lightpath.com

We will provide without charge to anyone who receives a prospectus, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference in that information).  Such a request should be directed to LightPath Technologies, Inc., 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826, Attention: Investor Relations, or if by telephone, (407) 382-4003.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements.  These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us.  Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words or similar expressions are intended to identify forward-looking statements.  These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” above and elsewhere in, or incorporated by reference into, this prospectus.  We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.